ELMCORE SECURITIES LLC

Table of Contents

		PAGE
SEC Form X-17A-5		1
Report of Independent Registered Public Accounting Firm		2
Statement of Financial Condition		3
Statement of Income		4
Statement of Changes in Member’s Equity		5
Statement of Cash Flows		6
Notes to Financial Statements		7 - 9
Supplementary Information		
Schedule I	Statement of Net Capital	10
Schedule II	Determination of Reserve Requirements	11
Schedule III	Information Relating to Possession or Control	11
Schedule IV	SIPC Form 7	12 - 13
Independent Account’s Report on Applying Agreed-Upon Procedures Related to an Entity’s SIPC Assessment Reconciliation		14
Assertions Regarding Exemption Provisions		15
Report of Independent Registered Public Accounting Firm		16